EXHIBIT 4.16

PERSONAL EMPLOYMENT AGREEMENT

Made and signed at Tel-Aviv on the 26th day of the month of May, the year 2003.

BETWEEN:	SUPER-SOL LTD.
Private company 2-002273-52 of Benyamin Shmotkin Street, Rishon L’Zion [hereinafter – “the Company”]
OF THE ONE PART:
AND:	Effie Rosenhaus,
Identity certificate 50700202 of 8 Sasha Argov Street, Tel-Aviv [hereinafter “the Employee”]
OF THE OTHER PART:

WHEREAS:

the Company is desirous that the Employee shall work in the position of deputy to the managing director of the Company [hereinafter – “the position”], and the Employee is desirous of filling the position:

AND WHEREAS:	the parties are desirous of specifying in this personal employment agreement the entirety of the terms which apply to the employment of the Employee in the Company;

Accordingly the parties have agreed upon the terms of the employment of the Employee in the Company as specified in this employment agreement;

1.	PREAMBLE

The preamble to this agreement constitutes an inseparable part of the agreement. In any place where it is stated “the agreement” the intention is to this employment agreement.

2.	VALIDITY OF THE AGREEMENT

The terms of this agreement shall be in force commencing from the 27th of May, 2003 and until the termination of the agreement in accordance with the provisions of clause 11 below.

3.	PERSONAL AGREEMENT

3.1	The agreement is personal and special and it exclusively determines the terms of the employment of the Employee in the Company

3.2

The carrying out of the position requires a special degree of personal trust and there is no possibility whatsoever of supervising the time of the work of the Employee. Accordingly, the remuneration of the Employee includes a global payment for work, including in respect of work, in the event and to such extent that it shall be carried out by the Employee, in excess of the customary work hours for other employees in the Company and in any event it is here by made clear and agreed that the Work and Rest Hours Law, 5711 – 1951 shall not apply to the Employee and to the agreement.

3.3

The general collective agreements and/or the special agreements and their appendices and the practices which are connected with them, and also other agreements which are made from time to time between the government of Israel, the employers organizations and the Federation of Labour in Israel, shall not apply to the agreement and to the employment of the Employee by the Company.

4.	GENERAL OBLIGATIONS

The Employee undertakes to the Company:

4.1

To serve the Company with integrity and with fidelity, to concern himself with the promotion of the interest of the Company and accord preference to the welfare of the Company over any conflicting business interest.

4.2	To carry out his work in accordance with the policy of the Company and to pedantically comply with the instructions and the directives of the board of directors.
4.3

To report to the board of directors of the Company or the appropriate parties in the Company, as the case may be, immediately and without delay, upon all information which shall come to his knowledge and which is supposed to be of assistance to the Company or to be of benefit to the Company or to affect its operation in some other manner.

4.4

Not to undertake any additional work/position, with or without payment, including consultancy, agency, brokerage and so forth, and also not to carry out investments in companies and/or in projects and/or in enterprises in such manner that after the carrying out of the investment as mentioned he shall become the holder of an interest [exceeding 5% in such companies] except with the approval in advance and in writing of the board of directors of the Company.

For the sake of good order, the Employee asks to bring to the notice of the Company that as at the time of the making of this agreement he is involved in operations and/or in investments as are specified in appendix a’ of the agreement.

4.5	To carry out his work in every place – in Israel and outside of Israel – as required for the fulfillment of his position.
4.6	To work such hours of work as is required by his position.
4.7	To inform the Company immediately and without delay, of any matter which is likely to create a conflict of interests between himself and the Company.

5.	REMUNERATION

5.1

The Company shall pay to the Employee as consideration for his employment in the Company a total [gross] wage in the sum of 88,000.00 NIS [eighty eight thousand New Shekels] per month [hereinafter – “the wage”]. Only the wage shall constitute the basis for the purpose of any payment in respect of benefits and social conditions.

5.2	The wage shall be paid to the Employee once per month, 12 times a year by the 10th day of the month for the previous.

Notwithstanding that which is stated in this clause above, the Employee shall be entitled to wage 13 [thirteen] which shall be at “the wage” rate. The 13th wage shall be paid to the Employee in the manner that twice a year, the Employee shall be paid one half of the wage on each occasion, as is customary in the Company.

5.3

The wage shall be updated once per three [3] months by the linking thereof to the consumer prices index. The basic index for the purpose of the calculation of the index shall be the index which was published on the 15th of May, 2003.

5.4

The wage is an “inclusive wage” and the Employee shall not be entitled to receive any consideration or payment of whatsoever type and kind beyond the wage and the payments which are expressly specified in the agreement, [including but not only; consideration in respect of overtime hours, work on days of rest, and every benefit or other social component, which exists or which shall exist in the future], unless it shall be agreed upon in writing by the parties.

6.	BENEFITS AND DISMISSAL COMPENSATION

6.1	The Company shall transfer every month, to the directors insurance policy of the Employee, the following amounts from out of the wage only:

	Instead of dismissal compensation	In respect of employer benefits

	81/3%	5%

The Employee shall set aside in respect of benefits an amount which is equivalent to 5% of the wage and he instructs the Company to deduct this amount from the wage and to carry out the transfer.
Furthermore, the directors insurance shall include insurance in respect of loss of work capacity at the prime rate of 2.5% of the wage.

6.2	This clause shall be adjusted to the circumstances if the parties shall be subject to state pension insurance in accordance with the law.

6.3

Upon the conclusion of the work of the Employee with the Company, for any reason whatsoever [except in the circumstance which are specified in clause 11.2 below] the Employee [or his successors] shall be entitled to receive the amounts which have accumulated to his credits in the insurance policy. The amounts which have accumulated as mentioned shall come in the stead of the dismissal compensation, in the event and to such extent as they would be supposed to reach the Employee in respect of the termination of his work in the Company.

7.	EXTENSION STUDIES FUND

The Employee shall be etitled to join the extension studies fund in accordance with his choice. The Company shall transfer, every month, payments to the fund in favor of the Employee at the rate of 7.5% of the wage. Contemporaneously, the Employee instructs the Company to deduct from the wage and payment at the rate of 2.5% and to transfer same to the extension studies fund. Upon the termination of the work of the Employee with the Company, for any reason whatsoever [with the exception of the circumstances which are specified in clause 11.2 below] or at the times of the right to redemption of monies of the fund, as the case may be, the Employee shall be entitled to receive the amounts which have accumulated to his credit in the fund.

8.	ANNUAL LEAVE, SICKNESS, CONVALESCENCE PAY, ARMY RESERVE DUTY, EXTENSION STUDIES.

8.1

The Employee shall be entitled to 21 days of leave for every year of work. The times of the leave shall be arranged in advance between the chairman of the board of directors of the Company and the Employee. The right of accumulation of days of leave shall be limited to exploitation of 10 [ten] days of leave which have not been exploited in a certain year, in the year following same, and the balance which accumulates beyond this – shall be struck out. The Employee shall not be entitled to redemption of leave days in money.

8.2

The Employee shall be entitled to sickness days on pay, at the times and at the rates which are determined in accordance with the law. The right of accumulation to sickness days shall be limited to 22 days only, but in any event it shall not be redeemable in money. Notwithstanding that which is stated above the Employee shall not be entitled to payment of sickness pay in the event that they have been paid in the framework of national insurance or insurance of loss of work capacity and at the rate of the payment.

8.3

Commencing from the expiration of 12 months of work with the Company the Employee shall be entitled to 14 days of convalescence in a year, at the rate which prevails in the Company with regard to senior employees of the Company.

8.4

In the period of his service in army reserve duty the Employee shall be entitled to receive the full amount of the wage from the Company [with the deduction of any other payment which the Employee shall receive in respect of his service]. The Employee shall deliver to the Company the certificates of the service in military reserve duty for the purpose of collecting that which is due to the Company as employer.

9.	REFUND OF EXPENSES ON DUTY

The Employee shall be entitled to a refund of the expenses of bed and breakfast, entertainment, clothing and news papers which shall actually be expended by him for the purpose of the carrying out of his duties, in return for presentation of receipts and/or a report and all in accordance with the practices of the Company as they shall be determined by the board of directors of the Company, from time to time.

10.	VEHICLE AND MOBILE TELEPHONE

10.1

The Company shall make available for the use of the Employee a vehicle of the Isuzu Trooper model [hereinafter – “the vehicle”]. A built in telephone shall be installed in the vehicle and also a mobile telephone will be made available to the Employee. The Company shall bear the expenses of the maintenance of the vehicle and of the telephone.

10.2

The Company shall bear the entirety of the cost of one telephone line in the home of the Employee and also the expenses in respect of the use of internet. This cost shall include the cost of the line, fixed payment and payment in respect of conversations.

10.3

Amounts of tax in respect of the value of the use of the vehicle and of the mobile telephone shall be added to the remuneration of the Employee in the event that the tax laws and regulations require this, with their being incorporated.

	10.4	The Employee shall not be entitled to a refund of traffic fines and/or parking fines.

10.5

The vehicle and the mobile telephone shall be returned by the Employee to the Company at the expiration of the period of the advanced notice upon termination of the work relationships between the parties, for any reason whatsoever, and without any right of lien for the Employee. In the event that after the giving of the advanced notice upon the termination of the work the Employee shall be employed in other work in the framework in which a “company vehicle” shall be made available to him, the vehicle shall be returned immediately upon receipt of the other vehicle.

11.	TERMINATION OF THE AGREEMENT

11.1   In the event that one of the parties has given notice of the termination of the agreement prior to the expiration of six [6] months from the time of the signature of this agreement – the validity thereof shall expire after the passage of one month from the delivery of the notice. In the event that notice of determination as mentioned has been given after the expiration of six from the time of the signature of the agreement, the validity of the agreement shall expire after the passage of three[3] months from the delivery of the notice [hereinafter – “the period of the advance notice”].

In the period of the advance notice the Employee shall continue to fulfill the entirety of his obligations towards the Company and he shall be entitled to the entirety of the terms which are in the agreement. Notwithstanding that which is stated above, the Company shall be entitled to actually terminate the work of the Employee at any time during the period of the advance notice, and in such event the Employee shall be entitled to continue to receive the wage every month during the remainder of the period of the advance notice and with the addition of the accompanying benefits, including vehicle, mobile telephone and provisions for the pension insurances.

11.2  Notwithstanding all that which is stated in this agreement, the validity of the agreement shall expire immediately, in accordance with notice of the Company, and without any requirement or obligation to give advance notice and without any payment whatsoever, in each one of the following cases;

[a] Breach of confidentiality of the agreement by the Employee:

[b] Conviction at law of the Employee in respect of an offense which is tainted with infamy:

[c] Abuse of trust of the Company:

[d] The taking of a step by the Employee which is in contravention of the express instructions of the board of directors:

[e] The taking of a step by the Employee which is not in good faith or which is in conflict with the interests of the Company.

11.3   In the event that the Employee shall be dismissed from his work in the Company, the Company shall be entitled, in accordance with its exclusive discretion, to shorten the period of the advance notice, in whole or in part, and to bring this agreement to an end prior to the expiration of the period of the advance notice.

11.4  Not later than the day of the termination of his actual work in the Company, the Employee shall transfer his position to his replacement in an orderly and correct manner, and he shall return to the Company all the documents, the professional literature and the equipment which belongs to the Company and which shall be located in his possession at such time.

12.	GRANT

The committee shall consider, at the expiration of every calendar year, recommending before the board of directors of the Company upon the giving of a grant to the Employee and this taking into account, amongst other things, the personal contribution of the Employee to the Company and also the financial results of the Company, its business achievements and its business development. For the sake of the removal of doubt it is made clear that the giving of the grant or the failure to give the grant as mentioned in this clause and also the extent thereof shall be subject to the sole discretion of the committee.

“The committee” – the committee for the matter of this clause means a committee which shall be appointed by the board of directors of the committee and which shall be chaired by “the IDB Group”, if and insofar as he shall serve as a director in the Company. In the event that the chairman of “the IDB Group” shall not serve as director in the Company, the chairman of the board of directors of the Company shall be appointed as chairman of the committee.

13.	OPTIONS

Within four [4] months of the time of the signature of this employment agreement the board of directors shall assemble a system for the granting of options to the Employee at such rate and upon such terms as shall be determine by it and this, inter alia, in reliance upon the options plan which the Company shall assemble for its senior employees and directors.

14.	RESTRAINT UPON COMPETITION

Throughout the entire period of his employment with the Company and also throughout 12 [twelve] months from the expiration of the period of his employment with the Company for any reason whatsoever, the Employee undertakes not to compete with the Company and not to place himself in a situation of having an interest in a business which competes with the Company, and all whether directly or indirectly. The Employee undertakes that during the above mentioned period he shall not work, he shall not engage and he shall not give consultancy, as a paid employee and/or in the capacity of being self employed, for remuneration or without remuneration, in any matter and engagement whatsoever, in the event that this is likely to constitute any conflict of interest with the Company and/or any competition in his business.

After the expiration of the period of the employment of the Employee in the Company, the restrictions shall apply which are in accordance with this clause only in a manner which shall prohibit the Employee from directly competing with a project/s or with specific business/es of the Company.

15.	CONFIDENTIALITY

Throughout the period of his employment and thereafter the Employee undertakes not to transfer and not to make use of information about the Company or information which has reached him in the framework of his work with the Company or in connection with the Company and its business and which is not public property, including in anything which is connected with the financial operation of the Company and its results, a list of the supplier customers, the agents and the distributors of the Company and so forth. The Employee also undertakes to maintain confidentiality in everything which is connected with the business of the Company and its affairs and not to damage the reputation of the Company in any manner whatsoever. The obligation to maintain confidentiality shall be in force without restriction of time, the obligation of confidentiality also applies to the contents of this agreement subject to the provisions of any law.

16.	ARBITRATION

16.1

In the event that disputes and/or disagreements shall arise between the parties in connection with the signature of this agreement and anything which is connected there with, including the construction of the agreement or the execution thereof – they shall be submitted to a sole arbitrator who shall be determined by the parties by agreement, and in the absence of agreement between the parties in relation to the identity of the arbitrator within 14 days of the time that one party approaches the other with a request for the appointment of an arbitrator, the arbitration shall be appointed, upon the application of one of the parties, by the Business Institute for Arbitration.

16.2

The arbitrator shall not be subject to the legal procedures and to the laws of evidence but he shall be subject to the provisions of the substantive law and he shall be obliged to give grounds for his judgment.

16.3	This clause constitutes a valid arbitration agreement per its meaning in the Arbitration Law, 5728-1968.

17.	GENERAL

17.1

The “company” for the purposes of clauses 14 and 15; includes any subsidiary company, parent company, affiliated company or company which is connected with it and subject that the Employee was responsible for the operation or was substantially involved therein. In the event and insofar as the Employee shall serve solely and exclusively as a director in any company this shall not have the effect of determining that he is “involved” therein for the purpose of the application of this clause.

17.2

This agreement expresses the entirety of that which is agreed between the parties. Any representations between the parties at the time of this agreement which have been replaced, insofar as they have been replaced, are of no validity and they shall not be of any validity. Any alteration, supplement or revocation of any condition of the conditions of the agreement shall not be of any validity and shall not be binding unless it shall have been effected in writing and it shall be signed by both of the parties.

17.3

The addresses of the parties for the purpose of this agreement are as appear in the heading of the agreement. Any notice which one party must give to the other party in accordance with the agreement shall be given by registered letter or shall be delivered by hand. A notice by registered letter shall be deemed to have come to the knowledge and to have come into the possession of the other party at the expiration of 3 business days from the time of its delivery for dispatch at a post office in Israel, if the notice is delivered by hand – at the time of the delivery.

17.4

The Employee is aware that the agreement and the contents of the agreement are subject to and conditional upon the approval of the board of directors of the Company. In the event that the board of directors of the company shall not approve this agreement and/or any of the provisions which are set out therein, then neither of the parties to the agreement shall have any demand and/or contention and/or claim against the other party.

The Company wishes the Employee success in his position, satisfaction and that he shall meet all the challenges which are awaiting him and the Company.

IN WITNESS WHEREOF THE PARTIES HAVE SIGNED;

Super-Sol Ltd.
[signature]	[signature]

the Company	the employee

APPENDIX A’

The extended board of management of the Maccabi Tel-Aviv Association.

[signature]	[signature]
SUPER-SOL LTD.
[signature]